1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 22, 2022

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,542

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,542 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares California Muni Bond ETF (“CMF”), iShares National Muni Bond ETF (“MUB”), iShares New York Muni Bond ETF (“NYF”), and iShares Short-Term National Muni Bond ETF (“SUB”) (each, a “Fund”). Each Fund is a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided written comments to the Trust on June 6, 2022. For your convenience, the Staff’s comments are copied below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the applicable Fund’s prospectus unless otherwise defined in this letter. Each comment applies to all Funds.

Comment 1:	Please provide the completed fee table, cost example, and performance presentation with the comment response letter, filed at least 1 week prior to the effectiveness date.

Response:	As requested, the Trust has provided the completed fee table, cost example, and performance presentation.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

June 22, 2022

Comment 2:	Confirm that at least 80% of each fund will be invested in municipal bonds described by the fund’s name (e.g., iShares California Muni Bond ETF – 80% invested in California muni bonds).

Response:

As part of their principal investment strategies, CMF will generally invest at least 90% of its assets in the component securities of its Underlying Index, which includes municipal bonds issued in the state of California (i.e., California muni bonds), and NYF will generally invest at least 90% of its assets in the component securities of its Underlying Index, which includes municipal bonds issued in the State of New York (i.e., New York muni bonds). As part of their principal investment strategies, MUB will generally invest at least 80% of its assets in the component securities of its Underlying Index, which includes tax-exempt debt publicly issued in the U.S. domestic market by U.S. states and their political subdivisions (i.e., National muni bonds), and SUB will generally invest at least 80% of its assets in the component securities of its Underlying Index, which includes short maturity (less than five years) tax-exempt debt publicly issued in the U.S. domestic market by U.S. states and their political subdivisions (i.e., short-term National muni bonds).

In addition, each Fund has adopted a fundamental policy that may not be changed without a vote of a majority of each Fund’s outstanding voting securities to, under normal circumstances, invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes:

•	CMF: In investments the income of which is free from federal income tax, including AMT, and California income tax (i.e., California muni bonds).

•	NYF: In investments the income of which is free from federal income tax, including AMT, and New York income tax (i.e., New York muni bonds).

•	MUB; SUB: In investments the income of which is free from federal income tax, including AMT (i.e., National muni bonds).

Comment 3:	Please see ADI 2019-08 – Improving Principal Risks Disclosure. In particular, ensure that:

•	Risks are presented by importance,

•	Risks are tailored to the fund, and

•	If applicable, disclosure states the fund is not appropriate for certain investors.

Response:

The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

June 22, 2022

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

The Trust confirms that the risk factors listed in the Fund’s prospectus are specifically tailored to the Fund. The Trust respectfully directs the Staff’s attention to the “More Information About the Fund” section of the Prospectus, which discloses that “The Fund invests in a particular segment of the securities markets and seeks to track the performance of a securities index that is not representative of the market as a whole. The Fund is designed to be used as part of broader asset allocation strategies. Accordingly, an investment in the Fund should not constitute a complete investment program.” In addition, the Trust respectfully notes that the Concentration Risk disclosure in the sections titled “Summary of Principal Risks” and “A Further Discussion of Principal Risks” discloses that “The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector, market segment or asset class.” The Trust believes that these disclosures substantively address the Staff’s comment to include disclosure that the Fund is not appropriate for certain investors.

Comment 4:	Consider providing additional information about each fund’s expected maturity, such as the index’s average weighted maturity as of a certain date.

Response:

CMF, MUB, and NYF do not have an expected maturity for securities included in the Underlying Index. However, the Funds have a weighted average maturity (“WAM”) that is published and updated daily on the iShares website page for each Fund. WAM varies over time depending on various conditions, including the municipal issuer’s perceived creditworthiness and the general interest rate environment. As such, the Trust generally views disclosure of WAM on the iShares website as more appropriate than including the information in the Prospectus, and the Trust respectfully declines to include disclosure regarding the weighted average maturity of each Fund in the Prospectus.

For SUB, the Trust respectfully notes that the Prospectus discloses the Fund’s target weighted average maturity—“[u]nder normal circumstances, the Fund will seek to maintain a weighted average maturity that is less than three years”—and that each bond in the Underlying Index must have a remaining term to final maturity that is less than five years. In light of this disclosure, and for the same reasons discussed in relation to CMF, MUB, and NYF, the Trust respectfully declines to include additional disclosure at this time.

Comment 5:

Please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if “(iv) the acceptance of the basket would have certain adverse tax consequences; and (vi) the acceptance of the basket would otherwise, in the discretion of the Trust, have an adverse effect on the Fund or the rights of Beneficial Owners ….” The

June 22, 2022

staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response:

The Trust notes that it is evaluating this comment and continues to discuss it with the Staff. The Trust respectfully notes its prior response to this comment in the comment response letter dated December 16, 2021, filed by the Trust on behalf of iShares MSCI China Multisector Tech ETF, a series of the Trust, which continues to be applicable.

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Sincerely,

/s/ Anne C. Choe

Anne C. Choe

cc:	Deepa Damre Smith

Marisa Rolland

Jennifer Kerslake

Anne Choe

Michael Gung

George Rafal

Luis Mora

Jakob Edson